June 5, 2025

James S. Grant
Chief Financial Officer
Covenant Logistics Group Inc.
400 Birmingham Hwy.
Chattanooga, Tennessee 37419

       Re: Covenant Logistics Group Inc.
           Form 10-K for the Year Ended December 31, 2024
           Filed February 28, 2025
           File No. 001-42192
Dear James S. Grant:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation